UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

PACIFIC DATAVISION, INC.
(Name of Issuer)
Common Stock, par value $0.0001 Per Share
(Title of Class of Securities)
694171307
(CUSIP Number)
Mr. Stephen Feinberg c/o Cerberus Capital Management, L.P. 875 Third Avenue, 11th Floor New York, NY 10022 (212) 891-2100	with a copy to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2015
(Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694171307
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Stephen Feinberg
2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6. Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	2,881,623*
Shares Beneficially	8. Shared Voting Power:	0*
Owned by
Each Reporting	9. Sole Dispositive Power:	2,881,623*
Person With	10. Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,881,623*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11):	20.2%*
14.	Type of Reporting Person (See Instructions):	IA, IN

 *Based upon information set forth in the Prospectus of Pacific DataVision, Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission on June 11, 2015, there were 14,255,493 shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company issued and outstanding as of May 27, 2015. As of the filing date of this Schedule 13D, funds and accounts affiliated with Cerberus Capital Management, L.P. (collectively, the “Cerberus Funds”) own 2,881,623 shares of the Common Stock in the aggregate. Stephen Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by the Cerberus Funds. As a result, as of the filing date of this Schedule 13D, Stephen Feinberg may be deemed to beneficially own 2,881,623 shares of the Common Stock, or 20.2% of the shares of the Common Stock issued and outstanding.

Item 1.     Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Pacific DataVision, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 3 Garret Mountain Plaza, Suite 401, Woodland Park, New Jersey 07424.

Item 2.     Identity and Background.

The person filing this statement is Stephen Feinberg, whose business address is 875 Third Avenue, 11th Floor, New York, New York, 10022. Mr. Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P. (“CCM”). CCM, through one or more funds and/or accounts (collectively, the “Cerberus Funds”) managed by it and/or its affiliates (collectively, “Cerberus”), is engaged in the investment in property of all kinds, including but not limited to capital stock, depository receipts, subscriptions, warrants, bonds, notes, debentures, options and other securities and instruments of varying kind and nature.

Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

All funds used to purchase shares of the Common Stock by each of the Cerberus Funds came from the net assets of each of the Cerberus Funds, respectively.

Item 4.     Purpose of Transaction.

The ownership of the securities set forth in this Schedule 13D is for investment purposes only. At present, neither Mr. Feinberg nor Cerberus has any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

Based upon information set forth in the Prospectus of the Company, filed with the Securities and Exchange Commission on June 11, 2015, there were 14,255,493 shares of the Common Stock issued and outstanding as of May 27, 2015. As of the filing date of this Schedule 13D, the Cerberus Funds own 2,881,623 shares of the Common Stock in the aggregate. Mr. Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by the Cerberus Funds. As a result, as of the filing date of this Schedule 13D, Mr. Feinberg may be deemed to beneficially own 2,881,623 shares of the Common Stock, or 20.2% of the shares of the Common Stock issued and outstanding.

The following table details the transactions in the shares of the Common Stock of the Company, or securities convertible into, exercisable for or exchangeable for shares of the Common Stock, by the Cerberus Funds (or any other person or entity controlled by Mr. Feinberg or any person or entity for which Mr. Feinberg possesses voting or investment control over the securities thereof), each of which were effected in an ordinary brokerage transaction (other than the May 12, 2015 purchase of 500,000 shares of the Common Stock which was made by the Cerberus Funds in the public offering of shares of the Common Stock by the Company), during the sixty (60) days prior to the filing date of this Schedule 13D:

PURCHASES

Date	Quantity	Price
May 12, 2015	500,000	$40.00
June 24, 2015	5,750	$42.33
June 25, 2015	7,500	$42.62
June 26, 2015	5,100	$41.99
June 26, 2015	15,000	$42.39
July 1, 2015	7,500	$40.27
July 8, 2015	3,700	$38.00
July 8, 2015	32,201	$38.20

SALES

None

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and/or Cerberus and any person or entity.

Item 7.     Material to be Filed as Exhibits.

Not applicable.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2015

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).